FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated October 22, 2010, Excel Maritime Announces Date for the Release of Third Quarter and Nine Months 2010 Results, Conference Call and Webcast.

Exhibit 1

Excel Maritime Announces Date for the Release of Third Quarter and Nine Months 2010 Results, Conference Call and Webcast

Earnings Release: Tuesday, November 2, 2010, After the Market Closes

Conference Call and Webcast: Wednesday, November 3, 2010, at 10:00 A.M. EDT

ATHENS, GREECE – October 22, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today it will release its result for the third quarter and nine months ended September 30, 2010 on Tuesday, November 2, 2010 after the close of the market.

On the next day, Wednesday, November 3, 2010 at 10:00 A.M. EDT, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until November 10, 2010 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 41 vessels, among which one Capesize vessel is through a joint venture in which it participates by 71.4% and, together with seven Panamax vessels under bareboat charters,  operates 48 vessels (6 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of over 4.0 million DWT. Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10169, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

            www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

            www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: October 22, 2010

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer